Exhibit 99.3

ZenaTech’s Drone as a Service (DaaS) Offerings Expand to Bathymetric Surveys for Underwater Terrain Mapping for Commercial and Government Customers

Vancouver, British Columbia, (May 01, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces its DaaS offerings have expanded to include bathymetric surveys, a specialized method of mapping underwater terrain using drones equipped with sonar. These surveys are important for critical underwater depth and contour data to support maintenance, dredging, environmental planning, and aquatic development for both commercial and government customers.

ZenaTech’s DaaS bathymetric surveys are now available in South Florida through the recently acquired Wallace Surveying where the team has both golf course and Intracoastal Waterway project relationships and surveying expertise. Utilizing advanced sonar and ZenaDrone drones, high-resolution underwater maps help customers make informed decisions ─ from enhanced water management and lake and channel design strategies, to ensuring long-term sustainability.

“The Wallace team brings key customer relationships and bathymetric survey expertise that will enhance our national DaaS drone offerings. Bathymetric surveys using aerial drones offer faster, safer, and more cost-effective data collection, especially in hard-to-reach or hazardous environments. Unlike conventional manned survey vessel methods, drones require fewer personnel, reduce operational risks, and can access shallow or narrow areas with greater precision,” said CEO Shaun Passley, Ph.D.

According to DataIntelo market research, the global Bathymetry Survey Sonar Market was valued at approximately $1.2 billion in 2023, this market is projected to reach $2.1 billion by 2032, growing at a CAGR of 6.2%. This encompasses sonar systems utilized in bathymetric surveys, including those deployed on drones.

ZenaTech’s DaaS business will incorporate the ZenaDrone 1000 and the IQ series of multifunction autonomous drones to provide a variety of service solutions from land surveys to power line inspections or power washing, made accessible and cost effective through an Uber-like business model on a regular subscription or pay-per-use basis. Customers can conveniently access drones for eliminating manual or time-consuming tasks achieving superior results, such as for surveying, inspections, security and law enforcement, or precision farming applications, without having to buy, operate, or maintain the drones themselves.

The DaaS business model offers customers such as government agencies, real estate developers, construction firms, farmers or energy companies reduced upfront costs as there is no need to purchase expensive drones, as well as convenience, as there is no need to manage maintenance and operation. The model also offers scalability to use more often or less often based on business needs and enables access to advanced drone technology sensors or attachments without the need for specialized training.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.